SHAREHOLDER CONSENTS
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On December 19, 1996, all of the 28,669.815  outstanding shares of The Fiduciary
Value Fund authorized the following changes, effective December 20, 1996:

     1) The stated intention of the sub-adviser to invest in socially conscious companies was approved.

     2) The sub-adviser was authorized to enter into a consulting agreement with Laidlaw Holdings Asset Management, Inc. to assist the sub-adviser in the selection of socially conscious companies.

     3)   The name of the fund was changed to The Laidlaw Fund.

These changes related to the merger of The Laidlaw Covenant Fund and The Fiduciary Value Fund.

On January 15, 1997, all of the 23,444.155 outstanding shares of The Municipal Fixed Income Fund authorized the following changes, effective February 1, 1997:

          1) The investment objective of the fund was changed to long term growth of capital and current income.

          2) The fund was authorized to seek to achieve this objective by investing principally in a diversified portfolio of other no load mutual funds selected from six major financial asset classes.

          3) The fund's fundamental policy requiring that at least 80% of the fund's income from investments be exempt from federal regular income tax or at least 80% of the fund's net assets be invested in obligations exempt from federal regular income tax was eliminated.

          4) The name of the fund was changed to The First Lexington Balanced Fund.